Filed Pursuant to Rule 424(b)(3)
Registration No. 333-61726

StemCells, Inc.

Prospectus Supplement
(To Prospectus Dated July 2, 2001)

     You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

     We delivered a draw down notice to Sativum Investments Limited, dated as of April 10, 2003, in connection with the common stock purchase agreement dated as of May 10, 2001 evidencing an equity line facility between us and Sativum. Pursuant to this draw down notice, Sativum purchased a total of 245,472 shares of our common stock at an average purchase price of $1.528 per share, net of Sativum’s discount of six percent. Our placement agents, Pacific Crest Securities, Inc. and Granite Financial Group, Inc. received $7,500 and $3,750, respectively, as placement fees in connection with this draw down, resulting in net proceeds to us of $362,750 after paying escrow fees.

     The attached prospectus relates to the resale of shares acquired by Sativum pursuant to the stock purchase agreement. Because Sativum may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that it will hold after the completion of the offering.

     We expect to use the proceeds of this sale of common stock primarily for general corporate purposes. We will not receive any proceeds from the resale of our common stock by Sativum.

The date of this prospectus supplement is May 13, 2003